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                                                                    EXHIBIT 99.1


Letter To Computer Sciences Corporation Shareholders



                           February 24, 1998

Dear CSC Shareholder:

This past Tuesday Computer Associates commenced an all cash offer to buy the shares of CSC common stock for $108 per share. Just one day later, the CSC Board of Directors and management adopted a host of measures designed to disenfranchise you and entrench themselves. We are committed to giving you, the CSC shareholders, the opportunity to decide whether to accept our offer in a fair referendum at the earliest possible date.

CA believes that it has offered full value for CSC. Just two months ago, before our discussions with CSC management, CSC stock was trading in the low $80s. That was an all time high. CSC stock, in fact, has increased very little since the beginning of 1996. CA's offer is at a substantial premium over current and historical stock prices, and we believe it should be attractive to you.

We have previously indicated to CSC's Board of Directors that we are prepared to immediately meet and negotiate a transaction, and our financial advisors have advised CSC's advisors that the value of CSC to CA is significantly higher ($114 per share) in a promptly negotiated transaction.

We remain prepared to do so.

Last Wednesday, however, CSC's directors adopted bylaw amendments with the intent of entrenching themselves and disenfranchising you, the owners of CSC. They are seeking to make it virtually impossible for shareholders to amend the bylaws or remove a majority of the board by requiring a 90% vote to take these actions. They have attempted to eliminate your right to call a special meeting while, at the same time, granting to themselves a new right to delay the annual meeting without any reason.

Since CSC's Board of Directors has clearly indicated that it has no intention of pursuing our offer or negotiating with CA, we are proceeding with a three-pronged approach:

               CONSENT SOLICITATION

We are soliciting your written consent to remove the existing members of the Board of Directors and to elect new directors who will allow shareholders to decide whether to accept CA's offer.

               AGENT DESIGNATIONS

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We are soliciting your signature on "agent designations" to call a special meeting of shareholders at which we will ask you to vote to remove the existing members of the Board of Directors and to elect new directors who will allow shareholders to decide whether to accept CA's offer.

               ANNUAL MEETING

At the next annual meeting of shareholders, we will seek to replace the directors, all of whom come up for election at the meeting. We are also seeking to limit the Board's power to delay the annual meeting.

Each of the strategies will result in eliminating the roadblocks imposed by CSC management and directors and will permit you to choose freely whether to accept our offer. Since each of the three approaches has different statutory and other requirements applicable to it, we are pursuing all three to insure the fastest possible elimination of the roadblocks to your exercise of your right to accept our offer.

We view the actions of the CSC Board as an unfortunate and extreme reaction to our offer. We are confident that it will be dismantled by the court. We are proceeding in Federal District Court in Nevada to challenge the Board's actions as well as to seek confirmation of our interpretation of the bylaws that were in effect before CSC's Board's defensive and disenfranchising action. We take the Board's action as an indication of its concern that the Nevada court will uphold our interpretation of your rights as shareholders under the true bylaws.

We will continue to press forward with our offer and with our efforts in court to allow you, the CSC shareholder, as promptly as possible freely to vote your shares and to accept our offer if you choose.

We have great respect for what CSC's management has accomplished, and for its employees and customers. We strongly believe that a combined CA/CSC organization can accomplish even more in the future. Together, CA and CSC will become a world class information technology solutions provider with unparalleled depth in both software and services. The combination of CA's people and CA's software product strength together with CSC's people and CSC's services capability would create the perfect model for the next generation of information technology solutions provider capable of leading our industry into the next millennium.

                         Very truly yours,

                         /s/ Charles B. Wang

                         -------------------
                         Charles B. Wang
                         Chairman and Chief
                         Executive Officer


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                                 * * * * * * * * *

     Computer Associates and the Computer Associates Nominees are participants in the solicitation of consents and agent designations from Computer Sciences Corporation shareholders. The Computer Associates nominees are Charles B. Wang, Sanjay Kumar, Russell Artzt, Peter A. Schwartz, Steven
M. Woghin, Charles P. McWade, Ira Zar, Michael A. McElroy, David Kaplan, Robert Toth, Richard Chiarello, Lisa Savino, Gary Quinn, Abraham Poznanski and Douglas Robinson. None of the Computer Associates Nominees will receive any additional compensation for their participation in this solicitation.

Computer Associates owns, through a wholly owned subsidiary, 170,000 shares of common stock of Computer Sciences Corporation. None of the Computer Associates Nominees owns any shares of Computer Sciences common stock.

Computer Associates has also retained Bear, Stearns & Co. Inc. and its affiliates ("Bear Stearns") to provide certain financial advisory services to Computer Associates. Bear Stearns is acting as Dealer Manager in connection with the Offer and as financial advisor to Computer Associates and CAI Computer Services Corp., a wholly owned subsidiary of Computer Associates, in connection with the proposed acquisition of the Company, but Bear Stearns has not been retained to specifically assist in this solicitation. Computer Associates is obligated to pay to Bear Stearns, if, as more fully described in the engagement letter relating to Bear Stearns' engagement, during the term of the engagement or within 12 months thereafter Computer Associates acquires the Company or more than 50% of its outstanding voting securities, a fee of $5 million and a fee of $1 million (which will be credited against such $5 million fee) if Computer Associates requests Bear Stearns to render a customary fairness opinion. Bear Stearns is also entitled to act as sole lead underwriter, placement agreement and financial advisor in connection with certain debt and equity financings (and certain refinancings) and certain asset sales for a specified period following the acquisition and to receive fees in connection therewith. In addition, Computer Associates has agreed to reimburse Bear Stearns for its reasonable expenses, including reasonable fees and disbursements of its counsel, incurred in rendering its services under its engagement agreement with Computer Associates and has agreed to indemnify Bear Stearns against certain liabilities and expenses in connection with the Offer and the Proposed Merger, including certain liabilities under the federal securities laws. Bear Stearns from time to time renders various investment banking services to Computer Associates and its affiliates for which it is paid customary fees.

In connection with Bear Stearns' engagement as financial advisor, Computer Associates anticipates that Michael J. Urfirer, Senior Managing Director of Bear Stearns, Lisa M. Price, Senior Managing Director of Bear Stearns and Barry J. Cohen, Senior Managing Director of Bear Stearns, none of whom will receive additional compensation for such solicitation, may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders for the purpose of assisting in this solicitation. Bear Stearns will not receive any fee for, or in connection with, such solicitation activities by its employees apart from the fees it is otherwise entitled to receive as described above. None of the above-named employees of Bear Stearns owns any shares of Computer Sciences Corporation common stock.

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